

May 10, 2022

Orestes Fintiklis
Chief Executive Officer
ITHAX Acquisition Corp.
555 Madison Avenue
Suite 11A
New York, NY 10022

      Re: ITHAX Acquisition Corp.
          Amendment No. 1 to Registration Statement on Form S-4
          Filed April 26, 2022
          File No. 333-263727

Dear Mr. Fintiklis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

Amendment No. 1 to Registration Statement on Form Filed April 26, 2022

Risks Relating to Ownership of Our Common Stock following the Business Combination
Future resales of the New Mondee Common Stock issued in connection with the Transactions
may cause the market price, page 96

1.   We note your revised disclosure in response to prior comment 8. Please revise to disclose the number of shares of New Mondee Common Stock subject to resale registration rights.

Certain Prospective Financial Information for Mondee, page 155

2.   We note that in response to prior comment 20, you revised your disclosure to clarify that the projections are based on financial statements prepared by management as at and for

the years ending December 31, 2017 through 2020 in accordance with GAAP. We also note disclosure that the projections include "Non-GAAP financial measures" that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with GAAP. Please update your disclosure to specify which of your projections are considered to be Non-GAAP measures. In doing so, clarify that amounts disclosed as gross revenues in your projections are calculated in the same manner as amounts disclosed as transactional volumes elsewhere in the filing including on page 38, if true.

Information About Mondee, page 258

3.   We note your response to prior comment 26 that you reviewed the following third-party studies or reports to support your belief statements with respect to the industry in which it operates: IBISWorld Global Travel Agency Services Industry Report (August 2021), IBISWorld Global Tourism Industry Report (2021) and PhocusWright US Travel Agency Distribution Landscape 2016 - 2021. Please revise these statements in your prospectus to cite these third-party studies or reports.

Liquidity and Capital Resources
Sources of Liquidity, page 281

4.   We note the risk factor disclosure you added in response to prior comment 6. Consistent with that prior comment, please expand the new risk factor and related disclosure to reference your expectation for continued operating losses. In the alternative, address what changed subsequent to the prior filing such that you no longer "expect to continue to incur operating losses at least for the next 12 months due to the investments that we intend to make in our business...."

5.   We note that the referenced credit facilities "are secured by substantially all of the assets of the Company and its Parent." Please add risk factor disclosure to address any related risks.

Mondee Holdings II, Inc
Financial Statements
Note 1 - Nature of Operations
Going Concern, page F-32

6.   We note your response to prior comment 30 indicates that the auditor concluded management's plans alleviated substantial doubt about Mondee Holdings II, Inc.'s ("Mondee") ability to continue as a going concern. However, we note your disclosure on page F-32 implies that Mondee concluded differently. In this manner, we note your disclosure in which you state that Mondee has historically generated recurring net losses and negative cash flows from operations and these conditions raise substantial doubt about the its ability to continue as a going concern, for a period of twelve months following the date of issuance of the consolidated financial statements for the year ended December 31,

2021. Please revise this disclosure or clarify how the auditor and Mondee reached different conclusions regarding management's plans to alleviate the substantial doubt about its ability to continue as a going concern. Refer to FASB ASC 205-40-50-12c.

Note 8 - Business Combinations, page F-51

7.   We note your response to prior comment 33 clarifying that Mondee Holdings LLC issued the Class F Units and put options. We also note that Prasad Gundumogula has control over Mondee Holdings LLC and will retain control in New Mondee subsequent to the proposed merger. Please disclose if there are circumstances that provide for the holders of the Class F Units and related put options to sell the shares to Mondee. For example, if Mondee Holdings LLC is unwilling or unable to meet its obligations under the put option agreement, do the underlying contractual agreements allow for the holders to put the shares to Mondee?

Exhibits

8.   You disclose on page 105 of your proxy statement/prospectus that your your warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of your warrants. However, your form of amended and restated warrant agreement filed as Exhibit 4.6 does not include such a provision. Please revise your proxy statement/prospectus disclosure or your form of amended and restated warrant agreement to address this discrepancy.

You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney. at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lynwood E. Reinhardt, Esq.